# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NORDSTROM, INC., CIK 0000072333
CUSIP: 655664100
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0001104659-24-131447
Filed by CIK 0001183469
Persons authorized to receive notices and communications: Erik B. Nordstrom, Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington (WA), 98101, 206-628-2111; Peter E. Nordstrom, Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington (WA), 98101, 206-628-2111; Keith A. Trammell, WILMER CUTLER PICKERING HALE & DORR LLP, 7 World Trade Center, 250 Greenwich St., New York, New York (NY), 10007, 720-274-3135; C. Alex Bahn, WILMER CUTLER PICKERING HALE & DORR LLP, 7 World Trade Center, 250 Greenwich St., New York, New York (NY), 10007, 202-663-6000

## Reporting persons
- Erik B. Nordstrom (CIK 0001183469): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter E. Nordstrom (CIK 0001183470): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James F. Nordstrom, Jr. (CIK 0001318745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anne E. Gittinger (CIK 0001055025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Charles W. Riley, Jr. (CIK 0002019280): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Margaret Jean O'Roark Nordstrom (CIK 0002036767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alexandra F. Nordstrom (CIK 0002036708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew L. Nordstrom (CIK 0002036707): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Leigh E. Nordstrom (CIK 0002036710): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Samuel C. Nordstrom (CIK 0002036713): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sara D. Nordstrom (CIK 0002036712): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Linda Nordstrom (CIK 0002036711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Susan E. Dunn (CIK 0002036903): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Molly Nordstrom (CIK 0002048991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kimberly Mowat Bentz (CIK 0002049005): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mari Mowat Wolf (CIK 0002049002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Estate of Bruce A. Nordstrom (CIK 0002025264): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: NORDSTROM, INC.
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 23, 2024 (the "Schedule 13D") by the following persons (each such person (i)-(xvii), a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Erik B. Nordstrom; (ii) Peter E. Nordstrom; (iii) James F. Nordstrom, Jr.; (iv) Anne E. Gittinger; (v) Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Anne E. Gittinger Trust u/w Everett W. Nordstrom (the "Everett Nordstrom Trust") and as a successor co-trustee of the Trust A u/w Frances W. Nordstrom Trust (the "Fran Nordstrom Trust"); (vi) the Estate of Bruce A. Nordstrom; (vii) Margaret Jean O'Roark Nordstrom; (viii) Linda Nordstrom; (ix) Susan E. Dunn; (x) Alexandra F. Nordstrom; (xi) Andrew L. Nordstrom; (xii) Leigh E. Nordstrom; (xiii) Samuel C. Nordstrom; (xiv) Sara D. Nordstrom; (xv) Molly Nordstrom; (xvi) Kimberly Mowat Bentz; and (xvii) Mari Mowat Wolf (such persons, together with the other related parties described in Item 5(b) of the Schedule 13D, the "Family Group"), relating to shares of common stock, no par value ("Common Stock"), of Nordstrom, Inc. a Washington corporation (the "Company"). This Amendment No. 1 is being filed jointly by the Reporting Persons. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Schedule 13D. Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

(b) The principal business address of each of Erik B. Nordstrom, Peter E. Nordstrom, James F. Nordstrom, Jr., Anne E. Gittinger, Margaret Jean O'Roark Nordstrom, Linda Nordstrom, Susan E. Dunn, Molly Nordstrom, Alexandra F. Nordstrom, Andrew L. Nordstrom, Leigh E. Nordstrom, Samuel C. Nordstrom, Sara D. Nordstrom, Molly Nordstrom, Kimberly Mowat Bentz and Mari Mowat Wolf is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101. The principal business address of Charles W. Riley, Jr. and the Estate of Bruce A. Nordstrom is c/o Ballard Spahr, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented by restating paragraphs (v) and (vi) of that section as follows:

(v) Charles W. Riley, Jr.'s principal occupation is as a practicing attorney and shareholder at Lane Powell PC since January 1996 and, upon the combination of Lane Powell PC and Ballard Spahr LLP in January 2025, a practicing attorney and partner at Ballard Spahr LLP. His principal place of business is located at Ballard Spahr, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(vi) The principal business address of the Estate of Bruce A. Nordstrom is c/o Ballard Spahr, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information required by Item 3 not otherwise provided herein is set forth in Item 4 and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Consummation of the Merger

On May 16, 2025, at a special meeting of the Company's shareholders, the Company's shareholders voted on a proposal to approve the Merger Agreement (as defined below).

On May 20, 2025, pursuant to the terms of that certain Agreement and Plan of Merger, dated December 22, 2024 (the "Merger Agreement"), by and among the Company, Nordstrom Holdings, Inc., a Delaware corporation (formerly Norse Holdings, Inc.) ("Parent"), and Navy Acquisition Co. Inc., a Washington corporation and a direct, wholly owned subsidiary of Parent ("Acquisition Sub"), Acquisition Sub merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. On May 20, 2025, the Company filed the Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective.

Immediately prior to the Effective Time (as defined in the Merger Agreement), (i) the Family Group contributed an aggregate of approximately 51.6 million shares of Common Stock owned directly or indirectly by members of the Family Group pursuant to and in accordance with the terms of the Family Group Rollover and Support Agreement, as amended, (ii) Liverpool contributed approximately 15.8 million shares of Common Stock owned directly or indirectly by it pursuant to and in accordance with the terms of the Liverpool Rollover and Support Agreement (such shares contributed by the Family Group and Liverpool, collectively, the "Rollover Shares") and (iii) Liverpool contributed $863.3 million, in each case to Parent in exchange for common stock of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock owned by the Company or its wholly owned subsidiaries (the "Owned Company Shares"), the Rollover Shares, and shares of Common Stock held by shareholders who have complied with all the provisions of the Washington Business Corporation Act concerning dissenters' rights with respect to the Merger Agreement) was cancelled and converted into the right to receive $24.25 per share of Common Stock in cash (the "Merger Consideration"), without interest and less any required tax withholdings.

As of the Effective Time, the Owned Company Shares and the Rollover Shares were automatically cancelled and retired and ceased to exist as issued or outstanding shares, and no consideration or payment was delivered in exchange therefor or in respect thereof.

On May 15, 2025, the board of directors of the Company declared a special cash dividend to holders of the Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025 in an amount equal to $0.25 per share of Common Stock (the "Special Dividend Amount"), to be paid on May 27, 2025. On the same date, the board of directors of the Company also declared a "stub period" cash dividend to holders of the Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025 in an amount equal to $0.1462 per share of Common Stock, to be paid on May 27, 2025.

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time:

-- each outstanding and unexercised vested option to purchase shares of Common Stock ("Option") was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an Option award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Common Stock subject to such cancelled vested Option, multiplied by (2) the excess, if any, of (a) $24.50 (which is the sum of the Merger Consideration plus the Special Dividend Amount) over (b) the exercise price per share of Common Stock subject to such cancelled vested Option; provided, however, each vested Option for which the exercise price per share of Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;

-- each unvested Option was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an Option award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Common Stock subject to such cancelled unvested Option, multiplied by (2) the excess, if any, of (a) $24.50 over (b) the exercise price per share of Common Stock subject to such cancelled unvested Option; provided, however, that the cash received for any unvested Option continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as applied to the corresponding unvested Option immediately prior to the Effective Time, subject to certain exceptions set forth in the Merger Agreement; provided, further, each unvested Option for which the exercise price per share of Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;

-- each outstanding vested restricted stock unit with respect to shares of Common Stock ("RSU") was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such vested RSU, multiplied by (2) $24.50;

-- each outstanding unvested RSU was, except as otherwise agreed to in writing prior to the Effective Time by Parent, the Company and a holder of an RSU award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such unvested RSU, multiplied by (2) $24.50; provided, however, that the cash received for any unvested RSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such RSU, subject to certain exceptions set forth in the Merger Agreement;

-- each outstanding vested performance-based restricted stock unit with respect to shares of Common Stock ("PSU") was cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock that vested with respect to such PSU multiplied by (2) $24.50;

-- each outstanding unvested PSU was cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such unvested PSU (as eventually determined based on actual performance for the applicable performance period based on the applicable terms of such unvested PSU) multiplied by (2) $24.50; provided, however, that the cash received for any unvested PSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such PSU, subject to certain exceptions set forth in the Merger Agreement; and

-- any portion of a PSU not described above was cancelled for no consideration.

The foregoing description of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which was attached as Exhibit 41 to the Schedule 13D filed with the SEC on December 23, 2024 and is incorporated herein by reference.

As a result of the closing of the Merger, the securities beneficially owned by the Reporting Persons were converted into the right to receive Merger Consideration, without interest thereon and less any required tax withholdings, with the exception of the Rollover Shares held by the Reporting Persons, which were exchanged for common stock of Parent immediately prior to the Effective Time. As a result of the Merger and the other transactions contemplated by the Merger Agreement, the Reporting Persons no longer beneficially own any shares of Common Stock.

In connection with the closing of the Merger, the Company notified the New York Stock Exchange ("NYSE") of its intent to remove the Common Stock from listing on the NYSE and requested that NYSE (i) suspend trading of the Common Stock on the NYSE prior to the opening of trading on May 21, 2025 and (ii) file a Notification of Removal of Listing and/or Registration on Form 25 with the SEC to delist and deregister the Common Stock and Rights (as defined below) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The delisting and deregistration under Section 12(b) of the Exchange Act will become effective 10 days after the filing of Form 25. The Company intends to file with the SEC a certification and notice on Form 15 with respect to the Common Stock, the Rights, and the Notes (as defined below) once the delisting and deregistration under Section 12(b) of the Exchange Act becomes effective. The Company's reporting obligations under the Exchange Act will be suspended upon the Company's filing of the Form 15 with the SEC.

Financing

Concurrently with the closing of the Merger, the Company, as the lead borrower, entered into that certain Credit Agreement with Wells Fargo Bank, National Association, as agent, letter of credit issuer and swing line lender, the lenders and other parties from time to time party thereto, Parent and the subsidiary guarantors from time to time party thereto (the "Credit Agreement"), which provides for a senior secured asset-based revolving credit facility in an aggregate principal amount of $1,200 million (the "ABL Facility"), guaranteed by two of the Company's subsidiaries, Nordstrom Card Services, Inc. and NIHC, Inc. (the "Subsidiary Guarantors"). The Company borrowed $450 million under the ABL Facility in connection with the closing of the Merger. The obligations under the Credit Agreement are secured by substantially all assets of the Company and the Subsidiary Guarantors other than real property (subject to certain exclusions and exceptions) (the "Collateral"), with the ABL Facility having a first priority lien on the Company and the Subsidiary Guarantors' current assets and related collateral (the "ABL Priority Collateral") and a second priority lien on the Company and the Subsidiary Guarantors' other assets, including intellectual property (excluding real estate) (the "Notes Priority Collateral"). The Credit Agreement includes representations and warranties, covenants and other provisions that are customary for similar credit agreements, including, without limitation, limitations with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets and transactions with affiliates, and customary events of default.

On May 20, 2025, in connection with the closing of the Merger, all outstanding indebtedness under the Revolving Credit Agreement, dated May 6, 2022, by and among the Company, Wells Fargo Bank, National Association, as administrative agent, and the lenders from time to time party thereto, as amended (together, the "Company Credit Agreement"), was repaid in full and all commitments thereunder were terminated. Additionally, the guarantees and liens securing the indebtedness under the Company Credit Agreement were discharged and released.

In connection with the payoff of indebtedness and termination of commitments under the Company Credit Agreement, the Company entered into that certain Master Agreement for Standby Letters of Credit/Demand Guarantees with The Bank of Nova Scotia on May 20, 2025, which provides for the cash collateralization of the letter of credit that was issued under the Company Credit Agreement.

Supplemental Indentures

In connection with the consummation of the Merger and entering into the Credit Agreement, on May 20, 2025, the Company entered into a First Supplemental Indenture to (i) that certain Indenture, dated as of March 11, 1998, with Norwest Bank Colorado, National Association (subsequently assigned to Computershare Trust Company, N.A.), as trustee, and (ii) that certain Indenture, dated as of December 3, 2007, with Wells Fargo Bank, National Association (subsequently assigned to Computershare Trust Company, N.A.), as trustee (together, the "Supplemental Indentures"), pursuant to which the Company previously issued various notes and debentures, including 4.000% senior notes due 2027, 6.95% senior debentures due 2028, 4.375% senior notes due 2030, 4.250% senior notes due 2031, 7.00% senior notes due 2038 and 5.00% senior notes due 2044 (collectively, the "Notes").

In accordance with the terms and conditions of the Supplemental Indentures, on May 20, 2025, the Subsidiary Guarantors entered into (i) a notes guaranty agreement in favor of Wilmington Savings Fund Society, FSB, as notes collateral agent (the "Notes Collateral Agent"), for the benefit of holders of the Notes, pursuant to which the Subsidiary Guarantors agreed to guaranty the Notes, and (ii) a notes security agreement, by and among the Company and the Subsidiary Guarantors in favor of the Notes Collateral Agent pursuant to which the obligations pursuant to the Notes are secured by the Collateral, with the Notes having a first priority lien on the Notes Priority Collateral and a second priority lien on the ABL Priority Collateral.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 20, 2025, the Reporting Persons do not beneficially own, directly or indirectly, individually or in the aggregate, any shares of Common Stock or have any sole or shared voting or dispositive power over any shares of Common Stock.

Based on the Schedule 13D/A filed by Liverpool with the Securities and Exchange Commission on May 20, 2025, and confirmed by information provided by Liverpool, as a result of the Merger, Liverpool does not beneficially own any shares of Common Stock or have any sole or shared voting or dispositive power over any shares of Common Stock. This Amendment No. 1 does not reflect any shares of Common Stock beneficially owned of Liverpool.
Number of shares as to which each person has sole or shared power to vote or dispose: The information disclosed in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Amendment, the Reporting Persons have not effected in any transactions in Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each Reporting Person ceased to be a beneficial owner of more than five percent of Common Stock at the Effective Time.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Amendment to Family Group Rollover and Support Agreement

On May 20, 2025, the Family Group entered into Amendment No. 1 to the Family Group Rollover and Support Agreement with Parent and the Company, which increased the number of Rollover Shares being contributed by the Family Group to Parent immediately prior to the Effective Time.

The foregoing description of Amendment No. 1 to the Family Group Rollover and Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Amendment No. 1 to the Family Group Rollover and Support Agreement is filed herewith as Exhibit 48 and is incorporated herein by reference.

Equity Awards

On March 6, 2025, pursuant to the Nordstrom, Inc. 2019 Equity Incentive Plan (as amended, the "2019 Equity Incentive Plan"), the Company granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) 69,178 restricted stock units ("RSUs") that vest in three equal annual installments on March 6, 2026, March 6, 2027 and March 6, 2028 and (ii) 73,272 performance stock units ("PSUs"). Also on March 6, 2025, the Company granted James F. Nordstrom, Jr. (i) 44,667 RSUs that vest in three equal annual installments on March 6, 2025, March 6, 2026 and March 6, 2027 and (ii) 47,310 PSUs. Each of such PSUs granted to Peter E. Nordstrom, Erik B. Nordstrom, and James F. Nordstrom, Jr. represented a contingent right to receive one share of Common Stock. The percentage of such PSUs granted that could be actually earned at the end of the three-year period from fiscal year 2025 through fiscal year 2027 is based upon the achievement of pre-established performance measures applicable to such year. One third of the total target number of performance share units is allocated to each of the three separate 1-year performance cycles. The minimum percentage of PSUs that can be earned at the end of each year was 0% and the maximum was 175% based on achievement of such pre-established performance measures. See Item 4 of this Amendment No. 1 for a discussion of the treatment of these equity awards in connection with the consummation of the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 48 Amendment No. 1 to the Family Group Rollover and Support Agreement.*

* Filed herewith.

## Signatures
- Erik B. Nordstrom: /s/ Erik B. Nordstrom, Erik B. Nordstrom (05/20/2025)
- Peter E. Nordstrom: /s/ Peter E. Nordstrom, Peter E. Nordstrom (05/20/2025)
- James F. Nordstrom, Jr.: /s/ James F. Nordstrom, Jr., James F. Nordstrom, Jr. (05/20/2025)
- Anne E. Gittinger: /s/ Anne E. Gittinger, Anne E. Gittinger (05/20/2025)
- Charles W. Riley, Jr.: /s/ Charles W. Riley, Jr., Charles W. Riley, Jr., solely in his capacity as trustee and not in any individual capacity (05/20/2025)
- Margaret Jean O'Roark Nordstrom: /s/ Margaret Jean O'Roark Nordstrom, Margaret Jean O'Roark Nordstrom (05/20/2025)
- Alexandra F. Nordstrom: /s/ Alexandra F. Nordstrom, Alexandra F. Nordstrom (05/20/2025)
- Andrew L. Nordstrom: /s/ Andrew L. Nordstrom, Andrew L. Nordstrom (05/20/2025)
- Leigh E. Nordstrom: /s/ Leigh E. Nordstrom, Leigh E. Nordstrom (05/20/2025)
- Samuel C. Nordstrom: /s/ Samuel C. Nordstrom, Samuel C. Nordstrom (05/20/2025)
- Sara D. Nordstrom: /s/ Sara D. Nordstrom, Sara D. Nordstrom (05/20/2025)
- Linda Nordstrom: /s/ Linda Nordstrom, Linda Nordstrom (05/20/2025)
- Susan E. Dunn: /s/ Susan E. Dunn, Susan E. Dunn (05/20/2025)
- Molly Nordstrom: /s/ Molly Nordstrom, Molly Nordstrom (05/20/2025)
- Kimberly Mowat Bentz: /s/ Kimberly Mowat Bentz, Kimberly Mowat Bentz (05/20/2025)
- Mari Mowat Wolf: /s/ Mari Mowat Wolf, Mari Mowat Wolf (05/20/2025)
- Estate of Bruce A. Nordstrom: /s/ Margaret Jean O'Roark Nordstrom, Name: Margaret Jean O'Roark Nordstrom, Title: Co-Executor of the Estate of Bruce A. Nordstrom (05/20/2025)
- Estate of Bruce A. Nordstrom: /s/ Erik B. Nordstrom, Name: Erik B. Nordstrom, Title: Co-Executor of the Estate of Bruce A. Nordstrom (05/20/2025)
- Estate of Bruce A. Nordstrom: /s/ Peter E. Nordstrom, Name: Peter E. Nordstrom, Title: Co-Executor of the Estate of Bruce A. Nordstrom (05/20/2025)